ADURO BIOTECH, INC.

626 Bancroft Way, 3C

Berkeley, California 94710

(510) 848-4400

April 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

Scot Foley

Frank Wyman

Mary Mast

Re:	Aduro Biotech, Inc.

Registration Statement on Form S-1

File No. 333-202667

Acceleration Request

Requested Date: Tuesday, April 14, 2015

Requested Time: 4:00 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-202667) (the “Registration Statement”) to become effective on April 14, 2015, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Barbara A. Kosacz, Michael E. Tenta, J. Carlton Fleming and Peter N. Mandel of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Michael E. Tenta of Cooley LLP, counsel to the Registrant, at (650) 843-5636.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aduro Biotech, Inc.

By:	/s/ Jennifer Lew
Name:	Jennifer Lew
Title:	Senior Vice President of Finance

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.

Barbara A. Kosacz, Cooley LLP

Michael E. Tenta, Cooley LLP

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                 INCORPORATED

One Bryant Park

New York, New York 10036

LEERINK PARTNERS LLC

1 Federal St.

37th Floor

Boston, Massachusetts 02110

VIA EDGAR	April 10, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-3628

Attention:	Jeffrey P. Riedler
Scot Foley
Frank Wyman
Mary Mast

Re:	Aduro Biotech, Inc. Registration Statement on Form S-1
File No. 333-202667
Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 5,750,000 shares of common stock of Aduro Biotech, Inc. (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 4:00 p.m. (New York time) on April 14, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 1,785 copies of the Company’s preliminary prospectus, dated April 6, 2015, through the date hereof, to underwriters, dealers, institutions and others. The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
LEERINK PARTNERS LLC

As representatives of the several underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Bradley Wolff
Name:	Bradley Wolff
Title:	Managing Director

By:	LEERINK PARTNERS LLC

By:	/s/ Daniel Dubin
Name:	Daniel Dubin
Title:	Vice Chairman

[Signature Page – Acceleration Request]